UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of April 2007
Commission File Number: 001-32000
JED Oil Inc.
(Translation of registrant’s name into English)
2200, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):   ☐

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):   ☐

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):
The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS
     On April 17, 2007 the Issuer filed revised financial statements, including the notes thereto and the Report of the Auditors thereon, for the three months and twelve months ended December 31, 2006 with the Alberta Securities Commission.. These financial statements are revised from the statements filed March 30, 2007 with non-material changes in the foreign exchange translation adjustment in the statement of comprehensive income. The documents attached as Exhibit 99.1, 99.2 and 99.3 to this Form 6-K shall be incorporated by reference into the Registration Statements under the Securities Act of 1933 on Form S-8 Registration Statement (No. 333-121146) and the Registration Statement on Form F-3 (No. 333-128711).

Exhibit	Description

99.1	Financial statements, including notes and Report of the Auditors, for the three months and twelve months ended December 31, 2006 (revised with non-material changes to the statements filed March 30, 2006)

99.2	Form 52-109F1 — Certification of Annual Filings — CEO

99.3	Form 52-109F1 — Certification of Annual Filings — CFO

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 18, 2007

JED Oil Inc. (Registrant)
By:	(signed) “Marcia L. Johnston”
Marcia L. Johnston, q.c.
General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Financial statements, including notes and Report of the Auditors, for the three months and twelve months ended December 31, 2006 (revised with non-material changes to the statements filed March 30, 2006

99.2	Form 52-109F1 — Certification of Annual Filings — CEO

99.3	Form 52-109F1 — Certification of Annual Filings — CFO